UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

CONTENTS

Legal Opinion as to Validity of Shares Under ATM Offering

NANO-X IMAGING LTD (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) solely to file as an exhibit the legal opinion of Meitar Law Offices, Israeli counsel to the Company, relating to the validity of the remaining $53.9 million of the Company’s ordinary shares, par value NIS 0.01 per share, that may be issued and sold from time to time hereafter (the “Shares”) under the Controlled Equity OfferingSM Sales Agreement, dated June 7, 2024, by and between the Company and Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, as sales agents, and pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-294302) filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2026, as amended by Amendment No. 1 thereto filed on March 26, 2026, and declared effective by the SEC on March 30, 2026 (the “Form F-3”), and a prospectus supplement, dated July 23, 2026, filed by the Company with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933 on July 23, 2026 (the “Prospectus Supplement”) (which supplements the prospectus in the Form F-3), as the same may be amended or supplemented.

A copy of that legal opinion serves as Exhibit 5.1 to this Form 6-K.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the Shares.

Exhibits

Exhibit No.	Exhibit
5.1	Legal opinion of Meitar Law Offices, Israeli counsel to the Company, as to the validity of the Shares to be sold under the Prospectus Supplement
10.1	Sales Agreement, dated as of June 7, 2024, among the Company, Cantor Fitzgerald & Co., and Mizuho Securities USA LLC. (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 7, 2024)

Incorporation by Reference

The contents of this Form 6-K, including Exhibits 5.1 and 10.1 hereto, are hereby incorporated by reference into the Form F-3 and the Prospectus Supplement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
Name:	Erez Meltzer
Title:	Chief Executive Officer and Acting Chairman of the Board

Date:	July 23, 2026

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